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Masterworks <support@masterworks.com>
to me

Dear Sam,

Thanksgiving has passed, and the holidays are just around the corner. As we close out the year, we're reflecting on one artist in our collection who we believe embodies the generous spirit of the season: Mark Bradford.

Bradford worked at a hair salon in LA before he was a famous artist—and he didn't even sell his first painting until he was almost 40! He quickly captured the art world's attention, though, with his monumental abstract paintings made of detritus from the streets around his home city.

Even after achieving art world fame, Bradford never forgot his connection to the people he lived and worked with for all those years. He founded the nonprofit Art + Practice in 2013, which provides programs and housing assistance for foster youth in LA and free access to museum-curated contemporary art on the A+P campus, among other initiatives. Just this year, he won the $500,000 Getty Prize grant for his philanthropic efforts.

He also started the Education Lab LA project, a collaboration between his gallery Hauer + Wirth and local LA high schools to encourage students to produce public artwork.

His efforts have been recognized by some of the most prestigious institutions in the world: he won the US State department's Medal of Arts in 2016, was honored with a LACMA gala in 2017 alongside George Lucas, and was just named one of the 2023 National Medal of Art winners, hand-selected by the US President.

Many of his works are staggering, (and can often achieve staggering prices), but his commitments remain humble. We're proud to offer one of his famous layered-paper paintings now—if you're looking to add an artist to your portfolio that you can feel good about, consider our Bradford here.


Steven Spielberg
Alex Katz
Jo Carole Lauder
Mark Bradford
Spike Lee
Queen Latifah

P.S. If you want a deeper dive on Bradford's art and philanthropy, check out this episode of 60 Minutes he did in 2019.

Thanks,

The Masterworks Team
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MASTERWORKS

www.masterworks.com
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